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November 22, 2010	WF&G DRAFT

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BlackRock Funds II- BlackRock Floating Rate Income Portfolio
File Nos. 333-142592 and 811-22061
Post-Effective Amendment No. 36

Dear Mr. Ganley:

     On behalf of BlackRock Funds II (the “Registrant”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 36 under the Securities Act and No. 37 under the 1940 Act (the “Amendment”), to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Floating Rate Income Portfolio.

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective immediately upon filing.

     The Amendment is being filed for the purpose of responding to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 8, 2010, regarding Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed with the Commission on September 21, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

November 22, 2010

Comment 1:

Fund Overview - Fee Table: Will the 2.00% redemption fee apply to Investor C1 shareholders after the completion of the proposed reorganization? If Investor C1 Shares are being offered only in connection with the reorganization and shareholders who receive the shares in connection with the reorganization will not be subject to the redemption fee, consider deleting the redemption fee from the Investor C1 Shares prospectus.

Response:

The Registrant respectfully declines to make the change. While the redemption fee will not be imposed on any Investor C1 shareholder who receives shares in connection with the reorganization, the Board of Trustees of the Registrant approved a redemption fee for all classes of the Fund pursuant to Rule 22c-2 under the 1940 Act. The removal of the 2.00% redemption fee on Investor C1 Shares would require Board approval. The Registrant has added the following footnote to the Fee Table:

Shares received in connection with the reorganization with the BlackRock Senior Floating Rate Fund II, Inc. will not be subject to CDSCs or redemption fees upon the sale of shares of the Fund received in the reorganization.

Comment 2:

Fund Overview - Fee Table: Please delete the fee waiver and/or expense reimbursement line item in the Fee Table and the applicable footnote since the fee waiver and/or expense reimbursement does not actually reduce total annual fund operating expenses.

Response:

The Registrant respectfully declines to make the change. The Registrant refers the Staff to the correspondence filed with Post-Effective Amendments 40 and 52 to the Registration Statement on Form N-1A of each BlackRock Series Fund, Inc. (File Nos. 002-69062 and 811-3091) and BlackRock Variable Series Funds, Inc. (File Nos. 002-74452 and 811-03290), respectively, which outlines the Registrant’s responses to the Staff’s prior comments and discusses the Registrant’s rationale. The Registrant has restated that rationale below.

In the adoption of the recent amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”[1] (emphasis added)

1      Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).

November 22, 2010

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table…”[2] The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table ” The Funds believe that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment 3:

Fund Overview - Principal Investment Strategies of the Fund: Please revise the last sentence of the first paragraph to make clear that purchases in participations or assignments in senior loans or second lien loans will be in floating rate loans,.

Response:

The requested change has been made. The last sentence has been revised as follows:

The Fund may also purchase, without limitation, participations or assignments in senior floating loans or second lien floating rate loans.

Comment 4:

Fund Overview - Principal Risks of Investing in the Fund: Please consider whether any changes need to be made to the derivatives disclosure in light of the Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Securities and Exchange Commission (July 30, 2010). The Staff notes that the Registrant should assess the accuracy and completeness of its disclosure, including whether the disclosure is presented in an understandable manner using plain English.

Response:	The Registrant has reviewed the disclosure and believes that the derivatives disclosure is accurate and complete and is presented in plain English.

Comment 5:	Fund Overview - Principal Risks of Investing in the Fund: Consider summarizing further the risk disclosure.

2      Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

November 22, 2010

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the disclosure in the Fund Overview section is necessary and appropriate to adequately disclose the principal risk factors of the Fund. The Registrant believes that the principal risks in the Fund Overview section in response to Item 4 of Form N-1A are generally summaries of the principal risks in the Details about the Fund section in response to Item 9 of Form N-1A.

Comment 6:

Purchase and Sale of Fund Shares: If Investor C1 Shares are only being offered in connection with the reorganization, please disclose that, after the reorganization, Investor C1 shareholders can purchase shares of another class of the Fund.

Response:

The requested change has been made. The Registrant has added the following disclosure in the Purchase and Sale of Fund Shares chart:

Investor C1 shareholders can purchase shares of another class of the Fund, subject to meeting applicable eligibility requirements.

Comment 7:

Details about the Fund - Investment Objective. If applicable, please add disclosure after the investment objective stating that the investment objective of the Fund is non-fundamental and may be changed without shareholder approval.

Response:

The requested change has been made. The following disclosure has been added:

Should the Fund’s Board of Trustees (the “Board”) determine that the investment objective of the Fund should be changed, shareholders of the Fund will be given at least 30 days notice before any such change is effective. However, such change can be effected without shareholder approval.

Comment 8:

Details about the Fund - Investment Risks. Please consider breaking up the Derivatives Risk disclosure into several smaller paragraphs per the plain English requirements of Rule 421 under the Securities Act

Response:	The requested change has been made.

* * * * * * * * * *

     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

     Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Registrant’s Registration Statement.

November 22, 2010

Respectfully submitted,

/s/ Jack Cohen

Jack Cohen

cc:	Ben Archibald, Esq. Maria Gattuso, Esq. Lisa Eskenazi, Esq.